KIPPSDESANTO & COMPANY

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2015

NET CAPITAL:

Total stockholders' equity	$	1,946,658
Add deferred employee compensation		54,084
		2,000,742
Less non-allowable assets:		
Accounts receivable, net of related deferred revenue		43,567
Prepaid expenses and deposits		294,057
Property and equipment		438,224
		775,848
Less haircuts		-
Net capital		1,224,894
Less minimum net capital required to be maintained (greater of $5,000 or 6 2/3% of aggregate indebtedness)		23,250
Excess net capital	$	1,201,644
Aggregate indebtedness (liabilities less deferred compensation and deferred revenue)	$	348,752
Ratio of aggregate indebtedness to net capital		28.47%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PARTIIA OF FORMX-17A-5 AS OF DECEMBER 31, 2015

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2015 and net capital as reported above.